 NEWS RELEASE

For Immediate Release
October 6, 2009

Canwest reaches agreement with members of the ad hoc committee of 8% noteholders with respect to a recapitalization

Operations to continue uninterrupted during recapitalization process

Certain Canwest business units to file for creditor protection to implement recapitalization

Up to $100 million in DIP financing secured

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that it has entered into an agreement with members of the ad hoc committee of 8% senior subordinated noteholders (the “Ad Hoc Committee”) of Canwest Media Inc. (“CMI”) pursuant to which it intends to pursue a recapitalization transaction.

The proposed recapitalization transaction is supported by members of the Ad Hoc Committee representing over 70% of the 8% senior subordinated notes issued by CMI and represents the culmination of arm’s length discussions between the CMI Entities and the Ad Hoc Committee.  A Support Agreement and Recapitalization Term Sheet, which contains the summary terms and conditions of the proposed recapitalization of the CMI Entities, has been executed by CMI Entities and the Ad Hoc Committee (the “Recapitalization Agreement”).   The recapitalization transaction will ensure that a recapitalized CMI will be a stronger industry competitor with a renewed financial outlook.

The Company believes that entering into this agreement and implementing a Court supervised and consensual recapitalization plan represents the best alternative for the long-term interests of the CMI Entities, its approximately 1,700 employees, suppliers, customers and other stakeholders.

To advance the recapitalization transaction and in accordance with the Recapitalization Agreement, the Canwest Board has authorized certain Canwest business units including Canwest, CMI, Canwest Television Limited Partnership (including Global Television, MovieTime, DejaView and Fox Sports World) as well as The National Post Company (the “CMI Entities”) to voluntarily file for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to implement the recapitalization plan.

The CMI Entities’ operations will continue uninterrupted during the recapitalization process. The CMI Entities’ have approximately $65 million of cash (following the recent sale of the shares of Ten Network Holdings Limited) and have arranged debtor-in-possession (“DIP”) financing of up to $100 million to enable its business units to meet their obligations to employees and suppliers of goods and services provided after the filing date.

“This pre-packaged financial restructuring is intended to minimize business disruption and preserve the value of these business operations,’’ Canwest President and CEO Leonard Asper said.  “Because it has the support of the Ad Hoc Committee, we believe that we can use the stability offered by the CCAA to implement this plan in four to six months, which will renew the financial prospects of our operations and put Canwest on a stronger footing for the future.”

Under the proposed recapitalization, creditors of the CMI Entities whose claims are compromised under the plan of arrangement, including the holders of the CMI 8% Notes, will receive common shares of a restructured Canwest.  Existing shareholders of the Company will receive 2.3% of the shares of a restructured Canwest.  It will be necessary for the Company to obtain new equity financing in the amount of at least $65 million. The percentage of the equity of a restructured Canwest to be received by affected creditors will be dependent on the percentage of equity sold to new investors. Leonard Asper and members of his family have reached an agreement with the Ad Hoc Committee on terms which the Ad Hoc Committee would support for the investment by the Asper family of up to $15 million in connection with the recapitalization. The Asper family’s commitment would be subject to a number of conditions, including securing a co-investment from one or more Canadians, acceptable to all parties. Canwest has not made any determination with respect to the terms of any proposed equity investment by the Aspers or any other parties but welcomes the commitment of the Asper family to assist Canwest in achieving a successful recapitalization.

The Support Agreement contemplates that the CMI Entities will work with the members of the Ad Hoc Committee to pursue a plan of arrangement in order to implement the proposed recapitalization, which will be subject to the approval of the creditors of the CMI Entities at a meeting of creditors to be held this year as well as various regulatory approvals, including the approval of the Canadian Radio-television and Telecommunications Commission and the Toronto Stock Exchange, and the approval of the Court.

The support of the proposed recapitalization by the Ad Hoc Committee is subject to the satisfaction of a number of conditions and the Support Agreement may be terminated in certain events.

Protection under the CCAA will provide the CMI Entities with the time and stability to implement an orderly consensual recapitalization transaction while continuing their day-to-day operations.  This CCAA filing only applies to the CMI Entities whose businesses account for approximately 30% of the Company’s revenues.  The filing does not include CW Media’s stable of specialty channels acquired from Alliance Atlantis in 2007, TVtropolis, Mystery TV or Men TV. Canwest Limited Partnership – the Company’s Canadian publishing and associated online and mobile operations – has also been excluded from the filing.  As previously announced, Canwest Limited Partnership has entered into a forbearance agreement with its senior lenders to October 31, 2009. During this period, the senior lenders of the Limited Partnership have agreed, subject to certain conditions, not to exercise their legal right on debts owed by the Limited Partnership. (See Backgrounder at the end of the release for a complete listing of properties covered by and outside the filing.)

“Throughout this process, all our operations will continue uninterrupted including a strong programming lineup on Global and our specialty channels,’’ Mr. Asper said. “Our business operations remain strong and our stable of media brands continue to lead their markets.”

He added: “As always, our priority remains serving our customers – the 20 million Canadians who turn to us every week as their source of news, information and entertainment as well as the advertisers who rely on Canwest brands to deliver the audiences that they want to reach.“

The Company will continue its discussions with a number of its key stakeholders and third parties together with representatives of the Ad Hoc Committee as it pursues the proposed recapitalization.

More information about Canwest’s restructuring can be found at www.canwest.com.

Forward Looking Statements:
This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the six months ended February 28, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is Canada’s largest media company. In addition to owning the Global Television Network and 23 industry-leading specialty channels, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns and operates more than 80 online properties.

For further information:
Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com

BACKGROUNDER
Canwest Properties Included and Excluded in CCAA Filing
Properties Within Prepackaged Creditor Protection
Canwest Media Inc. and Canwest Television Limited Partnership • Global Television Network • DejaView • Fox Sports World • Movie Time • National Post • Corporate Office
Properties Outside Creditor Protection

Canadian Television
• TVtropolis
• Mystery TV
• Men TV

CW Media Inc.
• Showcase
• Slice
• History Television
• HGTV Canada
• Food Network Canada
• Showcase Action
• Showcase Diva
• National Geographic Canada
• BBC Canada
• BBC Kids
• Discovery Health Canada
• IFC Canada
• Fine Living Canada
• Dusk
• ONE: The Body, Mind & Spirit channel
• Series +
• Historia

Canwest Limited Partnership

Canwest Newspapers – all publishing operations and support functions including dailies, Online operations and community newspapers including:
• The Vancouver Sun
• The Province
• The Gazette
• Ottawa Citizen
• Edmonton Journal
• Calgary Herald
• The Windsor Star
• Times Colonist
• The StarPhoenix
• Leader Post
• Vancouver Island Newspaper Group
• Lower Mainland Publishing Group
• Flyer Force
• Canwest News Service
• Canwest Editorial Services
Online Properties – more than 80 websites including: • canada.com • FPinfomart.ca • working.com • driving.ca • dose.ca • househunting.ca • faceoff.com • celebrating.ca • connecting.ca • remembering.ca	Support functions – National shared services such as: • Canwest Business Service • Canwest Information Technology Group • ReachCanada